EXHIBIT 12

Smithtown Bancorp, Inc.
Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)
	Six Months Ended June 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Including Interest Paid on Deposits:
Earnings before income taxes	$10,888	$24,469	$22,049	$21,661	$17,821	$15,986

Combined fixed charges:
Interest expense on deposits	20,628	31,505	34,850	25,773	13,497	8,275
Interest expense on borrowed funds	5,479	9,274	2,726	3,791	3,155	2,072
Rent expense(1)	628	752	501	495	434	158
Total fixed charges	$26,735	$41,531	$38,077	$30,059	$17,086	$10,505

Earnings before income taxes and fixed charges
(including deposit interest expense)	$37,623	$66,000	$60,126	$51,720	$34,907	$26,491
Ratio of earnings to fixed charges	1.41	1.59	1.58	1.72	2.04	2.52

Excluding Interest Paid on Deposits:
Earnings before income taxes	$10,888	$24,469	$22,049	$21,661	$17,821	$15,986

Combined fixed charges:
Interest expense on borrowed funds	5,479	9,274	2,726	3,791	3,155	2,072
Rent expense(1)	628	752	501	495	434	158
Total fixed charges	$6,107	$10,026	$3,227	$4,286	$3,589	$2,230

Earnings before income taxes and fixed charges
(excluding deposit interest expense)	$16,995	$34,495	$25,276	$25,947	$21,410	$18,216
Ratio of earnings to fixed charges	2.78	3.44	7.83	6.05	5.97	8.17

(1)	Consists of one third of rent expense which approximates the interest rate component of rent expense.